Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

April 25, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Karina Dorin,

Ms. Laura Nicholson

Re:	MingZhu Logistics Holdings Limited

Amendment No. 3 to Registration Statement on Form F-3

Filed April 10, 2023

File No. 333-267839

To the Reviewing Staff Members of the Commission:

On behalf of our client, MingZhu Logistics Holdings Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 21, 2023 on the Company’s Registration Statement on Form F-3 Amendment No. 3 previously submitted on April 10, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to its registration statement on Form F-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 3 to Registration Statement on Form F-3

Cover Page

1.	We note your disclosure regarding your auditor’s participating firm Da Hua CPA. Please disclose the location of the headquarters of such participating firm.

Response: In response to the Staff’s comments, the Company has revised the cover page and page 19 in the Revised Registration Statement to reflect that Da Hua CPA is headquartered in China in accordance with the Staff’s instructions.

About Ming Zhu Logistics Holdings Limited, page 1

2.	We note your disclosure on page 19 that on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Please update such disclosure to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Please also update your related risk factor disclosure on page 43 that similarly makes reference to the Accelerating Holding Foreign Companies Accountable Act.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 19, 43 and 44 in accordance with the Staff’s instructions.

General

3.	We note your disclosure regarding the recently published Trial Administrative Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose whether you will comply with the CSRC review process.

Response: In response to the Staff’s comments, the Company hereby confirms that the Company will comply with the CSRC review process and has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

4.	Please revise to incorporate by reference all amendments to your Form 20-F for the fiscal year ended December 31, 2021.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page iv in accordance with the Staff’s instruction.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo

cc: Michael Goldstein